HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

ASSETS		2020		2019
Cash	$	143,180	$	128,565
Restricted cash		4,000		4,000
Securities owned:				
Money market funds		20,387		17,902
Mutual funds		245,185		225,010
Fees receivable		231,339		210,593
Prepaid expenses		7,722		7,722
Operating lease asset		25,754		23,485
Equipment, net of accumulated depreciation of $19,221 and 18,042, respectively		3,084		4,263
Total assets	$	680,651	$	621,540

LIABILITIES AND STOCKHOLDERS' EQUITY		2020		2019
Liabilities:				
Accounts payable and accrued liabilities	$	27,152	$	62,290
Operating lease liability		26,007		25,147
Total liabilities		53,159		87,437
Stockholders' equity:				
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000		1,000
Additional paid-in capital		299,000		299,000
Retained earnings		327,492		234,103
Total stockholders' equity		627,492		534,103
Total liabilities and stockholders' equity	$	680,651	$	621,540

The accompanying notes are an integral part of these financial statements.